June 23, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Anu Dubey and Ms. Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Core Income Corp. – Registration Statement on Form N-14

Dear Ms. Miller and Ms. Dubey:

On behalf of Owl Rock Core Income Cop. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on June 12, 2023 and June 23, 2023, regarding the Company’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the SEC on May 26, 2023. Each of the Staff’s comments is set forth below and is followed by the Company’s response.

1.

Comment: All items incorporated by reference need to be hyperlinked in the place in the Registration Statement where the statements is made that information is incorporated by reference. See Rule 411(d) of the Securities Act of 1933.

Response: The Company will hyperlink the required documents as requested by the Staff.

2.	Comment: Please confirm that the exchange offer will remain open for at least 20 full business days. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980).

Response: The Company hereby confirms to the Staff that the exchange offer will remain open for 20 full business days.

3.

Comment: On the bottom of page 1 and throughout the Registration Statement, there are cross references to other documents. If the cross references are incorporating additional information required by Items 5, 6 or 11-14 of Form N-14, please disclose that this information is being incorporated by reference and add a hyperlink as required by Instruction G of Form N-14.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Response: The Company will include the additional disclosure and hyperlinks as requested by the Staff.

4.

Comment: On page 2 of the Registration Statement, following the statement that the Company may invest in investment funds that are operating pursuant to certain exceptions to the 1940 Act, please clarify that the Company will not invest more than 15% of its net assets in investment companies that rely on Sections 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Company believes that neither the 1940 Act nor the rules thereunder prohibit a business development company from investing more than 15% of its assets in private funds excluded from the definition of “investment company” by either Section 3(c)(1) or 3(c)(7) of the 1940 Act. Unlike other closed-end funds, Section 55 of the 1940 Act already limits the percentage its total assets that a business development company can invest in certain portfolio companies including such private funds. Additionally, the Company is not aware of any published interpretive guidance from the SEC or its Staff prohibiting or limiting such investments beyond the existing limits of Section 55.

5.	Comment: Please add a hyperlink to the Registration Rights Agreement on the top of page 6.

Response: The Company will include this hyperlink as requested by the Staff.

6.

Comment: The Staff notes that you are registering securities in reliance on the Staff’s position in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993). Please provide a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in these no-action letters and include all of the representations contained therein.

Response: The Company has provided a supplemental letter attached hereto as Annex A.

7.

Comment: On the bottom of page 20, the Company states, “The Exchange Notes will be issued without a restrictive legend and, except as set forth below, you may resell or otherwise transfer them without registration under the 1933 Act.” Please clarify this disclosure since the Exchange Notes will be registered.

Response: The Company will revise this disclosure as follows to clarify that the Exchange Notes may be transferred without further registration by the selling noteholder: “The Exchange Notes will be issued without a restrictive legend and, except as set forth below, you may resell or otherwise transfer them without compliance without additional registration under the 1933 Act.”

8.

Comment: On page 40, there is a statement that “The Notes will be initially issued in the form of one or more registered Notes in global form …” Please revise this, if correct, to refer to the Exchange Notes.

Response: The Company will revise the disclosure as requested by the Staff.

9.	Comment: On page 68, there is a statement that “The Adviser’s services under the Investment Advisory Agreement are not exclusive.” Please add disclosure clarifying this statement.

Response: The Company will revise the disclosure as follows: “The Adviser’s services under the Investment Advisory Agreement are not exclusive, accordingly, the Adviser may provide similar services to others.”

10.

Comment: On page 75, there is a statement that “… nothing in the Administration Agreement will be deemed to protect the Adviser in respect of any liability by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties under the Administration Agreement.” Please add, “or by reason of reckless disregard of obligations and duties under the Administration Agreement” as provided by Section 17(i) of the 1940 Act.

Response: The Company will revise the disclosure as requested by the Staff.

11.

Comment: On page 77, the Company notes that the Expense Support Agreement was to ensure that no portion of our distributions to shareholders will represent a return of capital for tax purposes and that the Expense Support Agreement has terminated. In light of the termination of the Expense Support Agreement, consider whether receipt of return of capital distributions in a principal risk that should be disclosed.

Response: The Company respectfully advises the Staff that it already includes risk factor disclosure relating to a potential return of capital. Please see page 72 of the Company’s annual report on Form 10-K which includes this risk factor:

Distributions on our common stock may exceed our taxable earnings and profits. Therefore, portions of the distributions that we pay may represent a return of capital to you. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.

We may pay our distributions from offering proceeds in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value. Distributions from offering proceeds also could reduce the amount of capital we ultimately have available to invest in portfolio companies.

12.	Comment: Please file a tax opinion with respect to the tax consequences of the exchange offer. See Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin 19, Section III.A.2.

Response: The Company will file a tax opinion as requested by the Staff.

13.

Comment: Please explain why the Company believes it can incorporate filings subsequent to the effectiveness of the Registration Statement by reference. See Instruction G to Form N-14. If necessary, revise the disclosure regarding future filings on pages 12 and 95. Please also hyperlink the items that are incorporated by reference on page 95.

Response: The Company will hyperlink all items as required and will remove the references to subsequent documents incorporated by reference.

14.	Comment: Please add, Part B: Statement of Additional Information to the Registration Statement or explain why the Company believes it is not required.

Response: The Company notes that Item 13 of Form N-14 requires the Company to include in a Statement of Additional Information (“SOI”) the information required by Items 14 through 23 and Item 4.2 of Form N-2. Form N-2 provides that the information required by these Items need not be repeated in a SOI, and a registrant need not prepare a SOI or refer to it in the prospectus if all of the information required to be in the SOI is included in the prospectus. As noted below, all of the information required to be included in Form N-14’s SOI is included in or incorporated by reference into the prospectus included in the Registration Statement. The Company respectfully advises the Staff that it does not believe it is required to repeat the information required by Items 14 through 23 and 4.2 of Form N-2 in a SOI because the instructions to Form N-2 do not require the information required by those Items to be repeated in a SOI if they are in the prospectus.

Item 16. General Information and History – please see “Business” on page 44 of the Registration Statement.

Item 17. Investment Objective and Policies – please see “Business” on page 44 of the Registration Statement.

Item 18. Management – please see “Management of the Company” on page 68 of the Registration Statement.

Item 19. Control Persons and Principle Holders of Securities – please see “Control Persons and Principal Shareholders” on page 80 of the Registration Statement.

Item 20. Investment Advisory and Other Services – please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 44 of the Registration Statement, “Management and Other Agreements and Fees” beginning on page 68 of the Registration Statement, “Custodian, Transfer and Distribution Paying Agent and Registrar” beginning on page 93 of the Registration Statement, and “Independent Registered Public Accounting Firm” beginning on page 94 of the Registration Statement.

Item 21. Portfolio Managers – please see “Portfolio Management” on page 68 of the Registration Statement.

Item 22. Brokerage Allocation and Other Practices – please see “Brokerage Allocation and other Practices” on page 93 of the Registration Statement.

Item 23. Tax Status – please see “Business” on page 44 of the Registration Statement.

Item 4.2 Information Required by Items 302 and 303 of Regulation S-K – please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 44 of the Registration Statement. Please note that the Company has not reported any information that would be responsive to S-K Item 302.

15.	Comment: Please conform that when filed, the legal opinion will be consistent with Staff Legal Bulletin 19.

Response: The Company hereby confirms to the Staff that the legal opinion will be consistent with Staff Legal Bulletin 19.

16.

Comment: If the requested tax opinion is not filed prior to effectiveness of the Registration Statement, please include an undertaking to file it promptly after acceleration of effectiveness of the Registration Statement.

Response: The Company will include the undertaking requested by the Staff if the requested tax opinion is not included in the Registration Statement.

17.	Comment: Please disclose a policy to invest 80% of the Company’s assets in debt following the change of the Company’s name to “Blue Owl Credit Income Corp.”

Response: The Company will disclose that it has adopted a policy to invest 80% of its assets in direct or indirect debt investment made in exchange for regular interest payments.

*                     *                    *

Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Annex A

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mses. Dubey and Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Core Income Corp. – Registration Statement on Form N-14 (File No. 333- 272252)

Dear Mses. Dubey and Miller:

This letter is being sent to you in connection with the above referenced Registration Statement filed by Owl Rock Core Income Corp. (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of $600,000,000 of the Company’s 7.750% Notes due 2027 (the “Exchange Offers”) for an equal aggregate principal amount of the Company’s outstanding 7.750% Notes due 2027 (the “Outstanding Notes”). The Company is registering the Exchange Offers in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offers will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers: (1) cannot rely on the position of the staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offers prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offers a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offers.

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offers.

The Company will commence the Exchange Offers for the Outstanding Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offers will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Operating Officer and Chief Financial Officer

cc:	Cynthia M. Krus

Eversheds Sutherland (US) LLP

700 6th Street, NW, Suite 700

Washington, DC 20001

(202) 383-0218